TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

A M E N D E D N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES GOLD ASSAYS RECEIVED ON THE
FOX CREEK PROPERTY, FAIRBANKS, ALASKA

For Immediate Release, October 13, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC; Pinksheet Symbol: TRYLF) wishes to announce that two grab samples taken from the intrusive contact at the Fox Creek claims returned values of 197 and 1,360 ppb (1.36 grams per tonne) gold. These samples are only 450 feet south of the West Ridge property, and a quarter of a mile from the recently reported hot gold samples on the West Ridge (see news release dated September 29, 2004). A $20,000 auger drilling program to sample the new gold zone is underway between the West Ridge property, and the potential Fox Creek intrusive discovery.

As reported in a news release dated June 28, 2004, on the West Ridge claims, a significant drill intersection returned 35 feet grading 1.68 grams per ton gold (0.049 opt), including a 20 foot section that returned 2.2 grams gold per ton (0.064 opt).

On the Fox Creek Claims, one reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values.

This news release amends the October 12, 2004 release.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), where the Company is drilling a high-grade placer deposit, and has recently discovered an intrusive with indicator minerals similar to that of Kinross’s Fort Knox Deposit, and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property where recently there was a discovery of a new zone of gold mineralization, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.